

Group

RECEIVED
2005 FEB 17 P 1:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Secretary-General



05005942

Securities and Exchange (
Division of Corporation Fir
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

February 2nd, 2005

***Attention**: Special Counsel/Office of International Corporate Finance*

DEXIA **Information Pursuant to Rule 12g3-2(b)** **File No. 82-4606**

Dear Sir or Madam

We send you enclosed the English version of the press release of February 1, 2005.

Please do not hesitate to contact me (☎ +32-2-213 57 36) should you have any further queries.

Sincerely yours

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Olivier Van Herstraeten
Secretary General
Dexia S.A.

Dexia S.A.
Square de Meeûs 1 - B-1000 Brussels - Tel.: + 32 2 213 57 00 - Fax: + 32 2 213 57 20

Den Bosch Court of Appeal decisions concerning individual share leasing contracts.

In three individual cases, the Court of appeal of Den Bosch has today rendered an interim judgement, for procedural reasons, concerning share leasing contracts.

In the decision, the Court renders its preliminary opinion that article 1.88 of the Civil Code is applicable, and therefore that consent of the spouse is required. In these three cases, the Court thus allows the spouse to be party to the litigation.

As stated in prior communication, Dexia group considers that the applicability of article 1.88 is a matter of pure law which ultimately will have to be decided upon by the Supreme Court of The Netherlands.

Brussels, Paris, Amsterdam, February 1, 2005